UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

IntegraMed America, Inc.

(Name of issuer)

Common Stock, par value $0.01 per share

(Title of class of securities)

45810N302

(CUSIP number)

December 30, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 45810N302	Page 2 of 9 Pages

(1)	Names of reporting persons Diamondback Master Fund, Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Cayman Islands, British West Indies
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 905,040 shares of Common Stock
(7) Sole dispositive power 0
(8) Shared dispositive power 905,040 shares of Common Stock
(9)	Aggregate amount beneficially owned by each reporting person 905,040 shares of Common Stock
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 7.64%
(12)	Type of reporting person (see instructions) CO

SCHEDULE 13G

CUSIP No. 45810N302	Page 3 of 9 Pages

(1)	Names of reporting persons Diamondback Capital Management, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization State of Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 905,040 shares of Common Stock
(7) Sole dispositive power 0
(8) Shared dispositive power 905,040 shares of Common Stock
(9)	Aggregate amount beneficially owned by each reporting person 905,040 shares of Common Stock
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 7.64%
(12)	Type of reporting person (see instructions) OO

SCHEDULE 13G

CUSIP No. 45810N302	Page 4 of 9 Pages

(1)	Names of reporting persons DBCM Partners, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization State of Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 905,040 shares of Common Stock
(7) Sole dispositive power 0
(8) Shared dispositive power 905,040 shares of Common Stock
(9)	Aggregate amount beneficially owned by each reporting person 905,040 shares of Common Stock
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 7.64%
(12)	Type of reporting person (see instructions) OO

CUSIP No. 45810N302	Page 5 of 9 Pages

Item 1.

(a)	Name of Issuer

IntegraMed America, Inc. (the “Company”)

(b)	Address of Issuer’s Principal Executive Offices

Two Manhattanville Road

Purchase, NY 10577

Item 2(a). Name of Person Filing

Item 2(b). Address of Principal Business Office

Item 2(c). Citizenship

Diamondback Master Fund, Ltd.

c/o Ogier Fiduciary Services (Cayman) Ltd.

89 Nexus Way, Camana Bay

Grand Cayman KY1-9007

Citizenship: Cayman Islands, British West Indies

Diamondback Capital Management, LLC

One Landmark Square, 15th Floor

Stamford, CT 06901

Citizenship: State of Delaware

DBCM Partners, LLC

One Landmark Square, 15th Floor

Stamford, CT 06901

Citizenship: State of Delaware

Item 2(d) Title of Class of Securities

Common Stock, $0.01 par value (“Common Stock”)

Item 2(e) CUSIP Number

45810N302

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b) ☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

CUSIP No. 45810N302	Page 6 of 9 Pages

(g) ☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

As of the date of this filing, (i) Diamondback Master Fund, Ltd. beneficially owns 905,040 shares of Common Stock and (ii) each of Diamondback Capital Management, LLC and DBCM Partners, LLC may be deemed the beneficial owner of the 905,040 shares of Common Stock, beneficially owned by Diamondback Master Fund, Ltd.

Diamondback Capital Management, LLC is the investment manager of Diamondback Master Fund, Ltd. DBCM Partners, LLC is the managing member of Diamondback Capital Management, LLC. Each of Lawrence Sapanski and Richard H. Schimel (the “Diamondback Principals”) serve as managing members of DBCM Partners, LLC. The foregoing should not be construed in and of itself as an admission by any Reporting Person or the Diamondback Principals as to beneficial ownership of the shares of Common Stock owned by another Reporting Person. In addition, each of Diamondback Capital Management, LLC, DBCM Partners, LLC and the Diamondback Principals disclaims beneficial ownership of the shares of Common Stock owned by Diamondback Master Fund, Ltd.

(b)	Percent of class:

The Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011 filed on November 8, 2011, indicates that the total number of outstanding shares of Common Stock as of October 21, 2011 was 11,844,00. Based on the Company’s outstanding shares of Common Stock as of October 21, 2011, each of Diamondback Master Fund, Ltd., Diamondback Capital Management, LLC and DBCM Partners, LLC may be deemed to beneficially own 7.64% of the outstanding shares of Common Stock of the Company. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0

(ii)	Shared power to vote or to direct the vote

See Item 4(a)

CUSIP No. 45810N302	Page 7 of 9 Pages

(iii)	Sole power to dispose or to direct the disposition of

0

(iv)	Shared power to dispose or to direct the disposition of

See Item 4(a)

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

See Exhibit I.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of January 9, 2012, by and among Diamondback Master Fund, Ltd., Diamondback Capital Management, LLC and DBCM Partners, LLC

CUSIP No. 45810N302	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: January 9, 2012

DIAMONDBACK MASTER FUND, LTD.		DIAMONDBACK CAPITAL MANAGEMENT, LLC

By:	/s/ John Hagarty	By:	/s/ Rebecca Sheinberg
	Name: John Hagarty		Name: Rebecca Sheinberg
	Title: Chief Operating Officer		Title: Senior Compliance Officer

DBCM PARTNERS, LLC

By:	/s/ Richard Schimel
Name: Richard Schimel
Title: Managing Member